BYLAWS OF TOWNCLOUD INC.

ARTICLE I: OFFICES

Section 1.1. REGISTERED OFFICE AND AGENT. The initial registered office and initial registered agent of TownCloud Inc. (the "**Corporation**") shall be as set forth in the Corporation's articles of incorporation, as amended or restated (the "**Articles of Incorporation**"). The Corporation's Board of Directors (the "**Board of Directors**") may authorize a change of the registered office or the registered agent effective upon making the appropriate filings with the Florida Department of State, Division of Corporations (the "**DOC**") as required by the Florida Business Corporation Act (the "**FBCA**").

Section 1.2. PRINCIPAL OFFICE. The principal office of the Corporation shall be 53 Technology Lane, Suite 116(b), Conway, NH 03818 provided that the Board of Directors shall have the power to change the location of the principal office at any time.

Section 1.3. OTHER OFFICES. The Corporation may have other offices, both inside and outside the State of Florida, as the Board of Directors may designate or as the business of the Corporation may require.

Section 1.4. BOOKS AND RECORDS. Any records maintained by the Corporation in the regular course of its business, including its share ledger, books of account and minute books, may be maintained on any information storage device or method; provided that they are available for inspection within a reasonable time. The Corporation shall convert any maintained records into clearly legible paper form within a reasonable time upon the written request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II: SHAREHOLDERS

Section 2.1. PLACE OF MEETING. All meetings of the shareholders shall be held either at the Corporation's principal office or at any other place, either inside or outside the State of Florida, as shall be designated by the Board of Directors and stated in the notice of meeting. The Board of Directors may determine, in its sole discretion, to hold the meeting solely by means of remote communication.

If authorized by the Board of Directors, and subject to any guidelines and procedures adopted by the Board of Directors, shareholders, persons entitled under the FBCA to vote on behalf of a shareholder, attorneys-in-fact for shareholders, and proxy holders not physically present at a meeting of shareholders may, by means of remote communication, participate in, and be deemed present and vote at, a meeting of shareholders, whether held at a designated place or solely by means of remote communication.

Section 2.2. ANNUAL MEETING. An annual meeting of shareholders, for the purpose of electing directors and transacting such other business as may properly be brought before the meeting, shall be held on the date and time fixed by the Board of Directors and stated in the notice of the meeting.

Failure to hold the annual meeting at the designated time shall not affect the validity of any action taken by the Corporation. If, in any 15-month period, the Corporation has neither held an annual meeting nor taken action by written consent in lieu of an annual meeting, any shareholder may make a demand in writing to any officer of the Corporation that an annual meeting be held.

Section 2.3. SPECIAL SHAREHOLDERS' MEETINGS. Special meetings of the shareholders may be called by the Board of Directors, the President or the Secretary, and/or upon the demand of the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. To demand a special meeting, the holders of the required percentage of votes must sign, date, and deliver to the Corporation's Secretary one or more written demands for the meeting describing the purpose or purposes for which the meeting is to be held.

Only business within the purpose or purposes described in the notice of the meeting may be conducted at a special meeting of the shareholders.

Section 2.4. NOTICE AND WAIVER OF NOTICE OF SHAREHOLDERS' MEETING. Notice of the place, if any, date, time, and means of remote communication, if any, of each annual and special shareholders' meeting shall be given by the Corporation not less than 10 nor more than 60 days before date of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Unless otherwise required by the FBCA or the Articles of Incorporation:

    a. Notice of a shareholders' meeting need be given only to shareholders entitled to vote at the meeting.

    b. Notices of annual meetings need not specify the purpose or purposes for which the meeting has been called.

Notices to shareholders shall be by electronic transmission, mailing, or personal delivery, and shall state the time, place, and purpose of the meeting (including instructions for how to virtually attend and participate, if applicable), in each case, by or at the direction of the President, the Secretary, or the officer or persons calling the meeting.

Notice by electronic transmission shall be considered ineffective if the Corporation is unable to deliver two (2) consecutive notices and the individual responsible for sending notices to shareholders is made aware of the delivery failures. A shareholder meeting, and any actions taken by shareholders, shall not be invalidated due to an inadvertent failure to deliver notice.

If mailed, the notice shall be effective when deposited in the United States mail addressed to the shareholder at the shareholder's address as it appears in the Corporation's shareholder records, with postage thereon prepaid.

Any shareholder entitled to notice of a meeting may waive such notice by signing a written waiver either before or after the date and time of the meeting set out in the notice.

Attendance of a shareholder at a meeting in person or by proxy constitutes a waiver of objection to:

    a. Lack of or defective notice, unless the shareholder, at the beginning of the meeting, objects to the holding of the meeting or the transaction of business at the meeting.

    b. Consideration of any matter not identified in the notice, unless the shareholder objects to the consideration of such matter when presented at the meeting.

Section 2.5. VOTING LISTS. The officer or agent having charge of the share transfer books for shares of the Corporation shall prepare an alphabetical list of the names of all shareholders entitled to notice of the meeting (and, if the Board of Directors fixes a different record date to determine the shareholders entitled to vote at the meeting, an alphabetical list of the names of all shareholders entitled to vote at the meeting), or any adjournment thereof, arranged by voting group, with the address of and the number and class and series, if any, of shares held by each shareholder. Each list shall also distinguish the shareholders entitled to vote from the shareholders who are entitled to notice of the meeting by the FBCA or the Articles of Incorporation.

The shareholders' list for notice shall be available for inspection by any shareholder for a period of ten days before the meeting or such shorter time as exists between the record date and the meeting and continuing through the meeting at the Corporation's principal office, at a place identified in the meeting notice in the city where the meeting is held or at the office of the Corporation's transfer agent or registrar. Subject to the requirements of Section 1602 of the FBCA, a shareholder (or their agent or attorney) is entitled, on written demand and at the shareholder's expense, to inspect the list during regular business hours during the period it is available for inspection.

If there is a separate shareholders' list for voting, the list shall be similarly available for inspection by any shareholder (or their agent or attorney) promptly after the record date for voting, at the meeting, and at any adjournment of the meeting.

If any shareholders or their proxies are participating in the meeting by means of remote communication, each list must be available for inspection by the shareholders (and their agents or attorneys) for the duration of the meeting on a reasonably accessible electronic network, and the notice of the meeting shall include or be accompanied by the information required to access each list.

Section 2.6. QUORUM OF SHAREHOLDERS. Unless otherwise required by the FBCA or the Articles of Incorporation, a majority of the votes entitled to be cast at a meeting by any voting group entitled to vote on a matter, present in person or by proxy, constitutes a quorum for action by that voting group on that matter at the meeting. A voting group includes all shares of one or more classes or series that are entitled, by the FBCA or the Articles of Incorporation, to vote and to be counted together collectively on a matter at a shareholders' meeting.

Once a share is represented in person or by proxy for any purpose at a meeting, that share is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be fixed for that adjourned meeting.

The holders of a majority of the shares represented in person or by proxy at a meeting and that would be entitled to vote if a quorum were present may adjourn the meeting from time to time, even if a quorum is not present.

Section 2.7. CONDUCT OF MEETINGS; ADJOURNMENTS. The Board of Directors of the Corporation may adopt by resolution rules and regulations for the conduct of shareholders' meetings as it shall deem appropriate. At every meeting of the shareholders, the Chair of the Board or, in their absence or inability to act, the President or, in their absence or inability to act, the person appointed by the Chair of the Board or the President shall act as chair of and preside at the meeting. The Secretary or, in their absence or inability to act, the person whom the chair of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof.

The chair of the meeting shall determine the order of business and, in the absence of a rule adopted by the Board of Directors, shall establish rules for the conduct of the meeting. The chair of the meeting shall announce the close of the polls for each matter voted upon at the meeting, after which no ballots, proxies, votes, changes, or revocations will be accepted. Polls for all matters before the meeting will be deemed to be closed upon final adjournment of the meeting.

Any shareholders' meeting may be adjourned from time to time to reconvene at the same or some other place, if any, or to add or modify the terms of participation by remote communication, and notice of the new date, time, place, or terms of participation by remote communication, of any such adjourned meeting need not be given if the new date, time, place, or terms of participation by remote communication, are announced at the meeting before adjournment is taken. At the adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If a new record date is fixed for the adjourned meeting or the adjourned meeting is more than 120 days after the original meeting, notice of the adjourned meeting shall be given to each shareholder as of the new record date who is entitled to notice of the meeting.

Section 2.8. VOTING OF SHARES; PROXIES. Each outstanding share, regardless of class or series, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except as otherwise provided by these Bylaws and to the extent that the FBCA or Articles of Incorporation provide for more or less than one vote per share or limits or denies voting rights to the holders of the shares of any class or series.

Unless a greater affirmative number is required by the FBCA, the Articles of Incorporation, or these Bylaws, if a quorum of a voting group exists, action other than the election of directors is approved by a voting group if the votes cast in favor of the action exceed the votes cast against the action.

Unless otherwise provided by the Articles of Incorporation or these Bylaws, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting of the shareholders at which a quorum is present.

Shareholders are prohibited from cumulating their votes in any election for directors of the Corporation, unless specifically provided for in the Articles.

Any shareholder may vote either in person or by proxy executed in writing by the shareholder, other person entitled to vote on the shareholder's behalf, or the shareholder's attorney in fact. A proxy is valid for the term provided in the appointment form and, if no term is provided, a proxy shall be valid for 11 months from the date of its execution unless the appointment of the proxy is irrevocable. A proxy shall be revocable unless the proxy conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. The death or incapacity of the shareholder appointing a proxy shall not revoke the proxy's authority unless the Corporation receives notice of the death or incapacity before the proxy is exercised.

Section 2.9. ACTION BY SHAREHOLDERS WITHOUT A MEETING. Any action required or permitted by the FBCA to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if one or more written consents describing the action are:

a. Dated and signed by the holders of the outstanding shares of each voting group entitled to vote thereon having not less than the minimum number of votes necessary for that voting group to authorize or take the action at a meeting at which all voting groups and shares entitled to vote on the action were represented in person or by proxy and voted.

b. Delivered to the Corporation, within 60 days of the date of the earliest dated shareholder consent for that action, to its principal office in Florida, its principal place of business, the Secretary of the Corporation, or another officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded.

A shareholder may revoke any written consent at any time before the Corporation receives the required number of consents to authorize the action by delivering written notice to the Corporation at its principal office in Florida, its principal place of business, to the Corporation's Secretary, or to another officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded.

Within ten days after the shareholders take action by written consent under this Section 2.9 or such later date that tabulation of consents is completed pursuant to these Bylaws or a resolution of the Board of Directors, the Corporation shall provide written notice to all shareholders that did not consent in writing to such action or that were not entitled to vote on such action. The notice shall fairly summarize the material terms of the action and, if the action is one for which the FBCA provides dissenters' rights, contain a clear statement of the right of dissenting shareholders to be paid the fair value for their shares upon their compliance with the applicable FBCA provisions.

Section 2.10. FIXING THE RECORD DATE. For the purpose of determining shareholders entitled to notice of any meeting of shareholders, to demand a special meeting of shareholders, to vote, to receive payment of any distribution or to take any other action, the Board of Directors may fix a date as the record date or dates for any such determination that is not earlier than the date of the resolution fixing the record date.

If the Board of Directors fails to fix a record date for determining shareholders entitled to notice of or to vote at an annual or special meeting of shareholders, the record date shall be the close of business on the day before the first notice of the meeting is delivered to the shareholders.

The record date shall not be less than 10 or more than 70 days before the date of the meeting of the shareholders determined under Section 2.2 or Section 2.3 of these Bylaws, or more than 70 days before the date of any action requiring determination of shareholders.

A determination of shareholders entitled to notice of or to vote at any meeting of shareholders is effective for any adjournment of that meeting, unless the Board of Directors fixes a new record date. The Board of Directors must fix a new record date or dates for any meeting that is adjourned to a date more than 120 days after the date fixed for the original meeting.

If the Board of Directors fails to fix a record date for determining shareholders entitled to a distribution (other than one involving a purchase, redemption, or other acquisition of the Corporation's shares), the record date for that distribution shall be the date the Board of Directors authorizes the distribution.

ARTICLE III: DIRECTORS

Section 3.1. GENERAL POWERS; QUALIFICATIONS. All corporate powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the

Corporation shall be managed under the direction and subject to the oversight of the Board of Directors of the Corporation, subject to any limitations set out in the Articles of Incorporation. Directors must be natural persons who are 18 years of age or older but need not be residents of the State of Florida or shareholders of the Corporation.

Section 3.2. NUMBER OF DIRECTORS. The number of directors shall initially be as listed in the Articles provided that the number may be increased or decreased from time to time by an amendment to these Bylaws or by a resolution adopted by the Board of Directors. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director or reducing the number of directors to less than one.

Pursuant to the FBCA, in the Corporation's first year, the initial directors may establish staggered terms of directors by resolution of the Board and amend Section 3.3. TERM OF OFFICE accordingly.

Section 3.3. TERM OF OFFICE. At the first annual meeting of shareholders and at each annual meeting thereafter, the holders of shares entitled to vote in the election of directors shall elect directors to hold office until the next succeeding annual meeting or until the director's earlier death, resignation, disqualification, or removal. Despite the expiration of a director's term, the director shall continue to serve until their successor is elected and qualified or until there is a decrease in the number of directors.

Section 3.4. VACANCIES. Unless the Articles of Incorporation provide otherwise, any vacancy occurring in the Board of Directors may be filled by an election at an annual or special meeting of shareholders called for that purpose or may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum of the total number of directors specified in the Articles of Incorporation or these Bylaws.

Unless the Articles of Incorporation provide otherwise, a directorship to be filled by reason of an increase in the number of directors may be filled by an election at an annual or special meeting of shareholders called for that purpose or may be filled by the Board of Directors for a term of office continuing until the next meeting of the shareholders at which directors are elected.

The term of a director elected to fill a vacancy expires at the next meeting of shareholders at which directors are elected.

Section 3.5. REMOVAL. Unless the Articles of Incorporation set out that directors may be removed only for cause, a director may be removed, with or without cause, by a vote of the shareholders then entitled to vote at an election of such director if the number of votes cast to remove such director exceeds the number of votes cast not to remove such director, at any meeting of the shareholders at which a quorum is present and the notice for which states that the purpose or one of the purposes of the meeting shall be removal of such director named in that notice. A director elected by a voting group of shareholders may be removed only by that voting group.

Section 3.6. RESIGNATION. A director may resign at any time by giving written notice of resignation to the Board of Directors, the Chairman of the Board of Directors, or the Secretary of the Corporation. A resignation is effective when the notice is given unless the notice specifies a future date or an effective date determined upon the subsequent happening of an event or events.

Section 3.7. REGULAR AND SPECIAL MEETINGS OF DIRECTORS. A regular meeting of the newly-elected Board of Directors shall be held without other notice immediately following and at the place of each annual meeting of shareholders, at which the Board of Directors shall elect officers and transact any other business as shall come before the meeting. Other regular meetings of the Board of Directors shall be held at such other times and places as may from time to time be fixed by resolution of the Board of Directors.

Special meetings of the Board of Directors may be called by the President or the Chair of the Board of Directors or two or more directors. Directors must be provided with at least 48 hours notice of the date, time, place, and purpose of a special meeting.

The Corporation may give notice of a regular or special meeting of the Board of Directors by electronic means to each director who consents to such electronic means of notice in the manner authorized by that director.

Section 3.8. PARTICIPATION BY REMOTE COMMUNICATION. Directors may participate in and act at any regular or special meeting of the Board of Directors through the use of a conference telephone, online conference service, or other means of communications by which all directors participating in the meeting can simultaneously hear each other during the meeting, and such participation shall constitute presence in person at such meeting.

Section 3.9. WAIVER OF NOTICE. The Corporation is not required to give notice of a meeting of the Board of Directors to any director who signs a waiver of notice, either before or after the meeting. Attendance of a director at a meeting constitutes a waiver of notice of the meeting and of any and all objections to the date, time, place, purpose, or manner of calling or convening the meeting, unless the director states, at the beginning of or promptly upon arrival at the meeting, any objection to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

Section 3.10. QUORUM AND ACTION BY DIRECTORS. A majority of the number of directors prescribed by the Articles of Incorporation or these Bylaws shall constitute a quorum for the transaction of business.

The affirmative vote of a majority of the directors present at a meeting at which a quorum is present when the vote is taken shall be the act of the Board of Directors, unless the vote of a greater number is required by the Articles of Incorporation or these Bylaws.

Section 3.11. COMPENSATION. Directors shall not receive any stated salary for their services, but the Board of Directors may, by resolution, authorize the Corporation to pay to each director a fixed sum and expenses of attendance, if any, for attendance at any meeting of the Board of Directors or committee thereof. A director shall not be precluded from serving the Corporation in any other capacity and receiving compensation for services in that capacity.

Section 3.12. ACTION BY DIRECTORS WITHOUT MEETING. Any action required or permitted by the FBCA to be taken at a meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors or committee consent in writing and the writings are delivered to the corporation and filed with the minutes of the proceedings of the Board of Directors.

Section 3.13. CHAIR OF THE BOARD OF DIRECTORS. The Board of Directors may, in its discretion, choose a Chair of the Board from among its members, who shall preside at meetings of the shareholders and of the Board of Directors. The Chair of the Board shall have such other powers and shall perform such other duties as shall be designated by the Board of Directors. The Chair of the Board shall serve until a successor is chosen and qualified, but may be removed as the Chair of the Board (but not as a director) at any time by the affirmative vote of a majority of the Board of Directors.

Section 3.14. COMMITTEES OF THE BOARD OF DIRECTORS. The Board of Directors may, by resolution adopted by a majority of the full Board of Directors, establish one or more committees, each consisting of one or more directors, to exercise the authority of the Board of Directors to the extent provided in the resolution of the Board of Directors or the Articles of Incorporation and allowed under the FBCA.

A committee of the Board of Directors shall **not** have the authority to:

a. Authorize or approve the reacquisition of shares, other than pursuant to a general formula or method specified by the Board of Directors.

b. Approve or recommend to shareholders actions or proposals required by the FBCA to be approved by shareholders.

c. Fill vacancies on the Board of Directors or any committee of the Board of Directors.

d. Adopt, amend, or repeal these Bylaws.

The establishment of, the delegation of authority to, or an action by a committee shall not operate to relieve the Board of Directors, or any director, of any responsibility imposed by law.

ARTICLE IV: OFFICERS

Section 4.1. POSITIONS AND ELECTION. The officers of the Corporation shall be appointed by the Board of Directors and shall be a President, a Secretary, a Treasurer and any other officers, including assistant officers, as deemed necessary by the Board of Directors. Any two or more offices may be simultaneously held by the same person.

The Board of Directors shall appoint officers annually at the regular meeting of the Board of Directors held after each annual meeting of shareholders. Each officer shall serve until a successor is elected and qualified or until the death, resignation, or removal of that officer. Vacancies or new offices shall be filled at the next regular or special meeting of the Board of Directors.

Section 4.2. REMOVAL AND RESIGNATION. Any officer may be removed at any time, with or without cause, by:

a. The affirmative vote of the majority of the Board of Directors.

b. The appointing officer, unless the Board of Directors provides otherwise.

c. Any other officer, if authorized by the Board of Directors.

Removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer shall not of itself create contract rights.

Any officer may resign at any time by delivering written notice to the Corporation. Resignation is effective as set forth in Section 607.0842(1) of the FBCA, unless the notice provides for a later effective date.

Section 4.3. OFFICERS' POWERS AND DUTIES. The officers of the Corporation shall have the following duties and any other duties established from time to time by the Board of Directors:

PRESIDENT. The President shall be the chief executive officer of the Corporation and, subject to the direction of the Board of Directors, shall have general supervision over the business and affairs of the Corporation. In the absence or disability of the Chair of the Board, the President shall preside at all meetings of the Board of Directors. The President shall see that all orders and resolutions of the Board of Directors are carried out and perform any other duties as the Board of Directors shall assign.

VICE-PRESIDENTS. Each Vice President may, in the absence or disability of the President, perform the duties and exercise the powers of the President, and shall perform any other duties as the Board of Directors or the President shall assign.

SECRETARY AND ASSISTANT SECRETARIES. The Secretary shall attend all meetings of the Board of Directors and the shareholders, shall record all votes and the minutes of all proceedings, and shall perform like duties for the standing committees when required and shall authenticate all records of the Corporation. The Secretary shall give or cause to be given notice of all meetings of the shareholders, Board of Directors, and committees thereof and shall perform any other duties as the Board of Directors or the President shall assign. The Secretary shall be the custodian of the records of the Corporation.

The Assistant Secretaries may, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary, and shall perform any other duties as the Board of Directors or the Secretary shall assign.

In the absence of the Secretary or an Assistant Secretary, the minutes of all meetings of the shareholders, Board of Directors, and committees thereof shall be recorded by the person designated by the Chair of the Board, President, or Board of Directors.

TREASURER AND ASSISTANT TREASURERS. The Treasurer shall have the custody of the corporate funds and securities, shall keep full and accurate accounts of receipts and disbursements of the Corporation, shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in the depositories designated by the Board of Directors and shall perform any other duties as the Board of Directors or the President shall assign.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for the disbursements. The Treasurer shall keep and maintain the Corporation's books of account and shall render to the President and Board of Directors an account of all transactions made as Treasurer and of the financial condition of the Corporation and exhibit the books, records, and accounts to the President or Board of Directors at any time.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond, in a sum and with a surety or sureties satisfactory to the Board of Directors, for the faithful performance by the Treasurer of the duties of the office and for the restoration to the Corporation, in case of death, resignation, retirement, or removal from office of the Treasurer, of all books, papers, vouchers, money, and other property of whatever kind in the incumbent's possession or under the incumbent's control belonging to the Corporation.

The Assistant Treasurers may, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer, and shall perform any other duties as the Board of Directors or the President shall assign.

ARTICLE V: SHARE CERTIFICATES AND TRANSFER

Section 5.1. CERTIFICATES REPRESENTING SHARES. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution that some or all of the shares of any class or series shall be uncertificated shares. The Corporation shall, after the issuance or transfer of uncertificated shares, deliver to the registered owner of those shares a written statement of the information required to be set forth or stated on certificates pursuant to the FBCA.

Certificates representing shares shall be consecutively numbered and shall be signed by the President or a Vice President and the Secretary or Assistant Secretary and may be sealed with the seal of the Corporation. Any or all signatures, and the corporate seal, may be facsimiles. If any officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be an officer before the certificate is issued, the certificate may be issued by the Corporation with the same effect as if the officer were an officer at the date of the certificate's issuance.

Each certificate representing shares of the Corporation shall state upon the face thereof:

a. The name of the Corporation and that the Corporation is organized under the laws of Florida.

b. The name of the person to whom the certificate is issued.

c.   The number and class of shares and the designation of the series, if any, the certificate represents.

d. A conspicuous statement setting forth restrictions on the transfer of the shares, if any.

If the shares issued are of different classes of shares or different series within a class, each certificate representing the shares shall summarize on its front or back the designations, relative rights, preferences, and limitations applicable to each class of shares and the variations in rights, preferences, and limitations determined for each series within a class (and the authority of the Board of Directors to determine variations for future series). Alternatively, each certificate may state conspicuously on its front or back that the Corporation will furnish the shareholder a full statement of this information on request and without charge.

Except as otherwise expressly allowed by applicable law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

No share shall be issued until the consideration therefor, fixed as provided by applicable law, has been fully paid.

No requirement of the FBCA with respect to matters to be set forth on certificates representing shares of the Corporation shall apply to or affect certificates outstanding when the requirement first becomes applicable; but shall apply to all certificates thereafter issued whether in connection with an original issue of shares, a transfer of shares, or otherwise.

Section 5.2. TRANSFERS OF SHARES. Shares of the Corporation shall be transferable in the manner prescribed by applicable law, the Articles of Incorporation, and these Bylaws. Transfers of shares shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of shares shall be valid as against the Corporation for any purpose until it shall have been entered in the share transfer records of the Corporation by an entry showing from and to whom the shares were transferred.

Section 5.3. LOST, STOLEN, OR DESTROYED CERTIFICATES. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing the issuance of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the allegedly lost, stolen, or destroyed certificate, or the owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation or other obligees with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VI: DISTRIBUTIONS AND SHARE DIVIDENDS

Section 6.1. AUTHORIZATION. The Board of Directors may from time to time authorize, and the Corporation may make, distributions to its shareholders in cash, property (other than the Corporation's own shares), or a dividend of shares of the Corporation, to the extent permitted by the Articles of Incorporation and the FBCA.

ARTICLE VII: INDEMINIFICATIONS

Section 7.1 INDEMINIFICATION. The Corporation shall indemnify and hold harmless its directors, officers, employees, attorneys and agents to the fullest extent permitted by laws of the State of Florida, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director, officer, employee, attorney or agent and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director, officer, employee, attorney or agent (or his or her heirs, executors or personal or legal representatives) in connection with any suit, action or proceeding (or part thereof) initiated by such person unless such suit, action or proceeding (or part thereof) was authorized or consented to by the Board.

The right to indemnification conferred by this Article 7 shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the person receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article 7.

The rights to indemnification and to the advancement of expenses conferred in this Article 7 shall not be exclusive of any other right which any person may have or hereafter acquire under the Articles of Incorporation (as now or hereafter in effect), these Bylaws (as now or hereafter in effect), any statute, agreement, vote of shareholders or disinterested directors, or otherwise.

The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director, officer, employee, attorney or agent against any liability which may be asserted against him or her or incurred by him or her or on his or her behalf in such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability.

No amendment, modification, alteration, change, supplement or repeal of all or any portion of this Article 7, nor the amendment, modification, alteration, change, supplement or repeal of all or any portion of the Bylaws, inconsistent with the provisions of this Article 7 shall adversely affect the rights to indemnification and to the advancement of expenses of a director, officer, employee, attorney or agent existing at the time of such amendment, modification, alteration, change, supplement or repeal with respect to any act or omission occurring prior to the time of such amendment, modification, alteration, change, supplement or repeal.

Section 7.2 NO SUBROGATION. The indemnification provided for by these Bylaws will be personal in nature and the Corporation will not have any liability under this Article 7 to any insurer or any person, corporation, partnership, trust or association or other entity (other than heirs, executors or administrators) by reason of subrogation, assignment, or succession by any other means to the claim of any person indemnified pursuant to these Bylaws.

ARTICLE VIII: MISCELLANEOUS

Section 8.1. CHECKS, DRAFTS, ETC. All checks, drafts, or other instruments for payment of money or notes of the Corporation shall be signed by an authorized officer or officers or any other person or persons as shall be determined from time to time by resolution of the Board of Directors.

Section 8.2. FISCAL YEAR. The fiscal year of the Corporation shall be as determined by the Board of Directors from time to time.

Section 8.3. CONFLICT. These Bylaws are adopted subject to any applicable law and the Articles of Incorporation. Whenever these Bylaws may conflict with any applicable law or the Articles of Incorporation, such conflict shall be resolved in favor of such law or the Articles of Incorporation.

Section 8.4. INVALID PROVISIONS. If any one or more of the provisions of these Bylaws, or the applicability of any provision to a specific situation, shall be held invalid or unenforceable, the provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of these Bylaws and all other applications of any provision shall not be affected thereby.

Section 8.5. EMERGENCY MANAGEMENT. The Board of Directors may adopt emergency Bylaws, subject to a vote to repeal or modify by the shareholders, which operate during any emergency in the Corporation's conduct of business resulting from any emergency as defined in FBCA, including but not limited to an attack on the United States, a nuclear or atomic disaster, or other catastrophic event.

ARTICLE IX: AMENDMENT OF BYLAWS

Section 9.1. AMENDMENT OF BYLAWS. These Bylaws may be altered, amended, or repealed or new bylaws adopted by the Board of Directors. These Bylaws may be altered, amended or repealed by the affirmative vote of a majority of the shares entitled to vote that are issued and outstanding at any regular or special shareholder meeting; provided that notice of the proposed amendment has been included in the meeting notice.

These Bylaws are adopted by resolution of the Corporation's Board of Directors on this 11th day of April, 2025.

By: _____

Name: Dennis Harward

Title: Director